Exhibit 6

For Immediate Release

April 2, 2009

Discovery Group says Bid for OpenTV by Kudelski Group Must be Revised Substantially Higher

Chicago, April 2, 2009. OpenTV’s largest independent shareholder, Discovery Group, stated in a letter to the Board of OpenTV that it believes that Kudelski’s offer to buy the remaining shares of OpenTV that it does not already own for $1.35 per share is “egregiously inadequate” and “predatory.” Discovery asserted that the offer takes unfair advantage of the unprecedented weakness in the stock market and the poor operating performance and management turnover at OpenTV since Kudelski assumed control in 2007.

In conjunction with the letter, Discovery Group submitted to the Board an extensive analysis of fair value that it recently presented to OpenTV Board’s Special Committee charged with evaluating Kudelski’s offer.  Based on Discovery’s evaluation of nine distinct business valuation measures, Discovery estimates the fair value of OpenTV’s Class A shares to be in the range of $2.00 to $2.50 per share.

Discovery urged the Board to reject Kudelski’s original bid but to negotiate in good faith toward a fair transaction value. Absent a transaction, Discovery believes the relationship between Kudelski and OpenTV is destined to be plagued by conflicts-of-interest.

“We have witnessed what we deem to be a troubling pattern of behavior at the OpenTV Board that appears to put Kudelski’s interests ahead of those of the public shareholder,” said Dan Donoghue, a partner at Discovery. Discovery’s letter and supporting materials, filed with the SEC today, specifically reference management directives from Kudelski that appear to serve Kudelski’s global strategic objectives without regard to the risks to independent U.S. shareholders.

Discovery also raised concerns with respect to the independence of OpenTV’s three-man Special Committee, of which two members were placed on OpenTV’s Board by Swiss-based Kudelski: Joseph Deiss, a Swiss politician, and Eric Tveter, the former President of an important Kudelski client. To mitigate these concerns, Discovery recommended that the Board require any transaction to be approved by the majority of the non-Kudelski shareholders.

Discovery’s letter to OpenTV’s Board and a copy of the presentation Discovery made to the OpenTV Board’s Special Committee regarding valuation can be found at http://www.thediscoverygroup.com/optv.htm and at http://www.sec.gov/edgar.shtml.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies. The business was founded in 2002 and is based in Chicago. Investors in these funds include large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

Contact:	Meghan O’Callaghan
312-265-9596
mocallaghan@thediscoverygroup.com

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